

August 3, 2015

Via E-mail
Philip P. Conti
Chief Financial Officer
EQT Corporation
625 Liberty Avenue
Suite 1700
Pittsburgh, Pennsylvania 15222

> **Re:** **EQT Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2014**
> **Response Dated July 22, 2015**
> **File No. 1-03551**

Dear Mr. Conti:

We have reviewed your July 22, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Reconciliation of Non-GAAP Measures, page 37

1. As part of your response to prior comment 1, you state that the non-GAAP measure "EQT Production adjusted net operating revenues" is used to evaluate earnings and cash flow trends. Please tell us whether management considers this to be a non-GAAP performance measure or liquidity measure.

2.   Your response to prior comment 1 states that the presentation of third-party transportation and processing costs as deductions from operating revenues provides investors with a more meaningful approach to calculate an average realized price. Revise your disclosure to more clearly explain why management believes this presentation results in a non-GAAP measure that is more meaningful to investors.

Outlook, page 47

3.   Your response to comment 2 states that your reduced capital spending plan is expected to result in the annual conversion of approximately 20% of your proved undeveloped reserves ("PUDs"). However, your revised disclosure states that a prolonged low price environment could adversely affect the pace of development for your proved reserves. Please tell us whether your reduced capital spending plan is based on the assumption that commodity prices will stay at current levels and explain how the current price environment, if prolonged, would impact your ability to convert your PUDs in a timely manner. Also, tell us about the progress you have made in converting PUDs through June 30, 2015 compared to the development schedule in place at year-end.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief